UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D
(Amendment No. 2)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a) Under the Securities Exchange Act of 1934

KLDiscovery Inc.
(Name of Issuer)
Common Stock, par value $0.0001 per share
(Title of Class of Securities)
498455104
(CUSIP Number)
Jeff Davis Chief Legal & Corporate Affairs Officer Ontario Teachers’ Pension Plan Board 5650 Yonge Street, 3rd Floor Toronto, Ontario M2M 4H5 Canada (416) 228-5900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 19, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1		NAME OF REPORTING PERSON
Ontario Teachers’ Pension Plan Board
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,735,594
	9	SOLE DISPOSITIVE POWER
8,735,594
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,735,594
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)
14		TYPE OF REPORTING PERSON
OO

(1) Calculated based on (i) 43,086,267 shares of the Common Stock, par value $0.0001 per share, of KLDiscovery Inc. (the “Issuer”), outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q dated November 9, 2023, (ii) 1,478,379 shares of common stock, (iii) 1,411,775 shares of common stock that may be acquired upon the exercise of the Warrants (as defined herein) and (iv) 5,845,440 shares of common stock that may be acquired upon conversion of Debentures (as defined herein).

1		NAME OF REPORTING PERSON
1397225 Ontario Limited
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)		☐
(b)		☐
3		SEC USE ONLY
4		SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION
Ontario, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
8,735,594
	9	SOLE DISPOSITIVE POWER
8,735,594
	10	SHARED DISPOSITIVE POWER
0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
8,735,594
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.4% (1)
14		TYPE OF REPORTING PERSON
CO

(1) Calculated based on (i) 43,086,267 shares of the Common Stock, outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q dated November 9, 2023, (ii) 1,478,379 shares of common stock, (iii) 1,411,775 shares of common stock that may be acquired upon the exercise of the Warrants and (iv) 5,845,440 shares of common stock that may be acquired upon conversion of Debentures.

Item 1.	Security and Issuer

Item 1 of the Original Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 2 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on December 19, 2019, as amended and supplemented by Amendment No. 1 filed on April 7, 2022 (the “Original Schedule 13D”), as it relates to the common stock, par value $0.0001 per share (the “Common Stock”), of KLDiscovery Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: c/o Graubard Miller, The Chrysler Building, 405 Lexington Avenue, 11th Floor, New York, New York 10174. Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 2.	Identity and Background

Item 2 of the Original Schedule 13D is hereby amended and supplemented as follows:

(c) The name, business address, present principal occupation and citizenship of each director and executive officer of each of OTPP and 1397225 are set forth on Schedule A and Schedule B, respectively.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Original Schedule 13D is hereby amended and supplemented as follows:

The information set forth in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

(a), (b) The following disclosure assumes there are 50,343,482 shares of the Common Stock outstanding, based on (i) 43,086,267 shares of Common Stock outstanding as of November 9, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q dated November 9, 2023, (ii) 1,478,379 shares of common stock, (iii) 1,411,775 shares of Common Stock that may be acquired upon the exercise of the Warrants, and (iv) 5,845,440 shares of Common Stock that may be acquired upon conversion of Debentures.

Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 8,735,594 shares of Common Stock, which constitutes approximately 17.4% of the outstanding shares of Common Stock.

(c) On December 19, 2023, 602,707 PIK Interest shares were acquired by the Reporting Persons.

(d) To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e) Not applicable.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 22, 2023

ONTARIO TEACHERS’ PENSION PLAN BOARD

By:	/s/ Jonathan Law
Jonathan Law Managing Director, Corporate & Investments Compliance

1397225 ONTARIO LIMITED

By:	/s/ Jonathan Law
Jonathan Law Managing Director, Corporate & Investments Compliance

Schedule A

Board of Directors

Name	Business Address	Principal Occupation or Employment	Citizenship

Cathryn Elizabeth Cranston	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Patricia Anne Croft	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Melville George Lewis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Gene Lewis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Steven Robert McGirr	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Monika Federau	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Cindy Forbes	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Timothy Hodgson	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Deborah Stein	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Tom Wellner	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Martine Irman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Board Member	Canadian

Executive Officers

Name	Business Address	Principal Occupation or Employment	Citizenship

Tracy Lee Abel	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Pension Officer	Canadian

Gillian Margaret Boyd Brown	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Capital Markets	Canadian

William Dale Burgess	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Infrastructure & Natural Resources	Canadian

Charley Butler	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Pension Officer	United Kingdom

Sharon Chilcott	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief of Staff	Canadian

Jeffrey Michael Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer	Canadian

Tim Deacon	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Financial Officer	Canadian

Kathryn Fric	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Risk Officer	Canadian

Nick Jansa	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, EMEA	United Kingdom

Jo Taylor	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	President & CEO	United Kingdom

Beth Tyndall	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief People Officer	Canadian

Stephen Frederick James McLennan	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Senior Managing Director, Total Fund Management	Canadian

Olivia Penelope Steedman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director and Global Head of Teachers' Venture Growth	Canadian

Romeo Leemrijse	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Equities	Canadian

Bruce Ross Crane	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Executive Managing Director, Asia-Pacific	American

Schedule B

Board of Directors

Name	Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer, Ontario Teachers’ Pension Plan Board	Canadian

Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Managing Director and Head of Global Strategic Relationships, Ontario Teachers’ Pension Plan Board	Canadian

Executive Officers

Name	Business Address	Principal Occupation or Employment	Citizenship

Jeffrey Davis	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Chief Legal & Corporate Affairs Officer, Ontario Teachers’ Pension Plan Board	Canadian

Jonathan Hausman	5650 Yonge Street, 3rd Floor Toronto, ON M2M 4H5	Managing Director and Head of Global Strategic Relationships, Ontario Teachers’ Pension Plan Board	Canadian